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THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON SEPTEMBER 24, 2002
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                               VERTICALNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  92532L 20 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               SEPTEMBER 12, 2002
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-(c)

          [_]  Rule 13d-1(d)

CUSIP No. 92532L 20 6                 13G                    Page 2  of 7  Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     British Telecommunications plc

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)     13-3235162
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     7.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92532L 20 6                 13G                    Page 3  of 7  Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     Ballinrobe Limited

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


    Isle of Man
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,000,000
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            1,000,000
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,000,000
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     7.9%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER:

                  Verticalnet, Inc.


ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  300 Chester Field Parkway
                  Malvern, Pennsylvania 19355


ITEM 2(A), (B) AND (C).    NAME OF PERSON FILING;  ADDRESS OF PRINCIPAL BUSINESS
                           OFFICE OR, IF NONE, RESIDENCE; AND CITIZENSHIP:

                           This   statement   is  being  filed  by  (i)  British
Telecommunications plc, a company organized under the laws of the United Kingdom and (ii) Ballinrobe Limited, a company organized under the laws of the Isle of Man. British Telecommunications plc and Ballinrobe Limited are hereinafter collectively referred to as the "Reporting Persons."

                           British      Telecommunications      plc.     British
Telecommunications plc's principal business is telecommunications. British Telecommunications plc is a wholly owned subsidiary of BT Group Investments Limited. BT Group Investments Limited is a wholly owned subsidiary of BT Group plc. The address of British Telecommunications plc's principal business and office is BT Centre - 81 Newgate Street, London England EC1A 7AJ.

                           Ballinrobe  Limited.  Ballinrobe  Limited's principal
business is investment. The address of Ballinrobe Limited's principal business and office is 2nd Floor, 10-12 Prospect Hill, Douglas, Isle of Man IM11ES. As of September 12, 2002, 100% of the voting shares of Ballinrobe Limited were owned by BT (International) Holdings Limited. BT (International) Holdings Limited is a wholly owned subsidiary of BT Holdings Limited. BT Holdings Limited is a wholly owned subsidiary of British Telecommunications plc. British Telecommunications plc is a wholly owned subsidiary of BT Group Investments Limited. BT Group Investments Limited is a wholly owned subsidiary of BT Group plc.


ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share


ITEM 2(E).        CUSIP NUMBER:

                  92532L 20 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

        (a)       |_|      Broker or Dealer  registered  under Section 15 of the
                           Exchange Act.
        (b)       |_|      Bank as defined in  Section  3(a)(6) of the  Exchange
                           Act.
        (c)       |_|      Insurance  company as defined in Section  3(a)(19) of
                           the Exchange Act.
        (d)       |_|      Investment  company registered under Section 8 of the
                           Investment Company Act.
        (e)       |_|      An  investment   advisor  in  accordance   with  Rule
                           13d-1(b)(1)(ii)(E).
        (f)       |_|      An  employee   benefit  plan  or  endowment  fund  in
                           accordance with Rule 13d-1(b)(1)(ii)(F).
        (g)       |_|      A  parent  holding   company  or  control  person  in
                           accordance with Rule 13d-1(b)(1)(ii)(G).
        (h)       |_|      A savings  association  as defined in Section 3(b) of
                           the Federal Deposit Insurance Act.
        (i)       |_|      A church plan that is excluded from the definition of
                           an investment  company under Section  3(c)(14) of the
                           Investment Company Act.
        (j)       |_|      Group, in accordance with Rule 13d-1(b)(l)(ii)(J).

ITEM 4.           OWNERSHIP


                  At the close of business on September 12, 2002, Ballinrobe Limited beneficially owned 1,000,000 shares of Common Stock of Verticalnet, Inc. representing approximately 7.9% of the outstanding shares of Common Stock. Ballinrobe Limited is a wholly owned subsidiary of BT (International) Holdings Limited. BT (International) Holdings Limited is a wholly owned subsidiary of BT Holdings Limited. BT Holdings Limited is a wholly owned subsidiary of British Telecommunications plc. British Telecommunications plc is a wholly owned subsidiary of BT Group Investments Limited. BT Group Investments Limited is a wholly owned subsidiary of BT Group plc. Accordingly, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, British Telecommunications plc may be deemed to beneficially own and to share the power to vote and dispose of the shares of Common Stock owned by Ballinrobe Limited.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.


ITEM 6.           OWNERSHIP  OF MORE THAN  FIVE  PERCENT  ON  BEHALF OF  ANOTHER
                  PERSON.

                  Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF THE GROUP

                  Not Applicable.


ITEM 10.          CERTIFICATIONS.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                           BRITISH TELECOMMUNICATIONS PLC

                                           By:  /s/ Alan G. Scott
                                                -----------------------------
                                                Name: Alan G. Scott
                                                Title: Authorized Signatory


Date: September 24, 2002

                                           BALLINROBE LIMITED

                                           By:  /s/ Gary Crease
                                                -------------------------------
                                                Name: Gary Crease
                                                Title: Authorized Representative


Date: September 24, 2002

                             JOINT FILING AGREEMENT

                               September 24, 2002



                  Each of the undersigned (the "Filing Persons") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Act"), in connection with their beneficial ownership of Common Stock of Verticalnet, Inc.

                  The Filing Persons state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

                  The Filing Persons are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                                           BRITISH TELECOMMUNICATIONS PLC

                                           By:  /s/ Alan G. Scott
                                                -----------------------------
                                                Name: Alan G. Scott
                                                Title: Authorized Signatory


Date: September 24, 2002

                                           BALLINROBE LIMITED

                                           By:  /s/ Gary Crease
                                                -------------------------------
                                                Name: Gary Crease
                                                Title: Authorized Representative


Date: September 24, 2002